UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 14, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Controlled Subsidiary Investment - Capital Club SC Apartments, LLC

On August 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Capital Club SC Apartments, LLC (the “RSE TWO Controlled Subsidiary”), in which we had the right to receive a preferred economic return for an initial purchase price of $1,000, which was the initial stated value of our equity interest in the RSE TWO Controlled Subsidiary. Our total investment was funded in draws as required during the construction process and totaled $6,000,000 (the “RSE TWO Controlled Subsidiary Investment”). The RSE TWO Controlled Subsidiary used the proceeds of the RSE TWO Controlled Subsidiary Investment to close on the acquisition of land and develop a single stabilized multifamily property totaling 312 units located at 202 Fort Mill Highway, Indian Land, SC (the “RSE TWO Property”). Details of this acquisition can be found here.

On September 14, 2021, the RSE TWO Controlled Subsidiary redeemed the RSE TWO Controlled Subsidiary Investment in full. The RSE TWO Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE TWO Controlled Subsidiary Investment through the sale of the RSE TWO Property. All preferred return payments were paid in full, and the investment yielded an annualized rate of return of approximately 13.0%.

Controlled Subsidiary Investment - TQ – UWS Holdings, LLC

On May 1, 2018, we directly acquired ownership of a “majority-owned subsidiary”, TQ – UWS Holdings, LLC (the “RSE GJ Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $5,000,000, which was the initial stated value of our equity interest in the RSE GJ Controlled Subsidiary (the “RSE GJ Controlled Subsidiary Investment”). The RSE GJ Controlled Subsidiary used the proceeds of the RSE GJ Controlled Subsidiary Investment to develop a single stabilized multifamily property totaling 271 units located at 2048 Bolton Dr NW, Atlanta, GA 30318 (the “RSE GJ Property”). Details of this acquisition can be found here.

On September 14, 2021, the RSE GJ Controlled Subsidiary redeemed the RSE GJ Controlled Subsidiary Investment in full. The RSE GJ Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE GJ Controlled Subsidiary Investment through the sale of the RSE GJ Property. All preferred return payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 11.50%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 20, 2021